Exhibit (d.3)

AMENDED AND RESTATED EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 1st day of July, 2026, between Magellan Investment Partners North America, Inc. (the “Adviser”) and MFG Funds, Inc. (the “Corporation”), on behalf of the MFG Global Sustainable Fund, and the MFG Core Infrastructure Fund (collectively the “Funds” and individually a “Fund”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse the Funds’ operating expenses to ensure that the Funds’ total operating expenses do not exceed the levels described below.

WHEREAS, this Agreement amends and restates any and all prior expense cap/reimbursement agreements and amendments thereto between the Adviser and the Funds.

NOW THEREFORE, the parties agree as follows:

The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the Funds and the Adviser and/or assume expenses for the Funds to the extent necessary to ensure that each Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and other costs relating to portfolio securities transactions (including the costs, fees and expenses associated with the Funds’ investments in other investment companies) and other extraordinary expenses, do not exceed the following percentages on an annual basis of the average daily net assets attributable to the Funds’ Institutional Class and Service Class, as applicable:

	Institutional Class	Service Class
MFG Global Sustainable Fund	0.80%	0.95%
MFG Core Infrastructure Fund	0.50%	0.65%

The Adviser is entitled to recoup the fees waived/expenses reimbursed from a Fund within a three-year period from the date of the waiver or expense payment if such reimbursement will not cause the Fund to exceed the lesser of: (a) the expense limitation in place at the time of the waiver and/or expense payment; or (b) the expense limitation in place at the time of the recoupment.

This Agreement is effective as of the date first written above and shall continue in effect until October 31, 2028. Thereafter, this Agreement shall automatically continue for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal. This Agreement may only be terminated prior to the end of the current term by, or with the consent of, the Board of Directors of the Corporation.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first written above.

MAGELLAN INVESTMENT PARTNERS NORTH AMERICA, INC.

By:	/s/ Charles S. Thompson II
Charles S. Thompson II
President

MFG FUNDS, INC.

By:	/s/ Charles S. Thompson II
Charles S. Thompson II
President